SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                            INNOVASIVE DEVICES, INC.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45766K10
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                       ALAN CHERVITZ, MEDICINELODGE, INC.,
              152 SOUTH 600 WEST, LOGAN, UTAH 84321 (801) 753-7675
    ---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JUNE 27, 1997
    ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)




             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    ---------------------------------------------------------------------------

    ----------------------------                      -------------------------
      CUSIP No. 45766K10            SCHEDULE 13D           Page 2 of 10 Pages
    ----------------------------                      -------------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            MedicineLodge, Inc.
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    |_|
                                                                     (b)    |_|
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            |_|

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,885,000
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,885,000
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,885,000
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|
            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.6%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Common Stock, $.0001 par value ("Common Stock"), of Innovasive Devices, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 734 Forest Street, Marlboro, Massachusetts 01752-3032.


Item 2.           Identity and Background.

                  MedicineLodge, Inc.
                  -------------------

                  MedicineLodge, Inc. (the "Corporation") is a corporation organized under the laws of the State of Delaware. Prior to June 27, 1997, the Corporation's principal business was the development and marketing of specialty medical devices. On June 27, 1997, the Corporation sold the assets constituting its principal business for stock that it now holds. See Item 3 below. The address of its principal business and principal office is 152 South 600 West, Logan, Utah 84321. During the past five years, the Corporation has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Richard B. Caspari
                  ------------------

                  (a)      Richard B. Caspari, M.D.

                  (b) The business address of Dr. Caspari is 4405 Cox Road, Suite 120, Glen Allen, Virginia 23060.

                  (c) Dr. Caspari is a surgeon employed by Tuckahoe Orthopaedic Associates, Ltd., whose address is 4405 Cox Road, Suite 120, Glen Allen, Virginia 23060, and a director of the Corporation. Dr. Caspari is also a consultant to and a director of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Dr. Caspari has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Dr. Caspari has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Caspari is a citizen of the United States of America.




                               Page 3 of 10 Pages

                  Alan Chervitz
                  -------------

                  (a)      Alan Chervitz.

                  (b) The business address of Mr. Chervitz is 152 South 600 West, Logan, Utah 84321.

                  (c) Mr. Chervitz is President and Chief Executive Officer and a director of the Corporation, whose address is 152 South 600 West, Logan, Utah 84321. Mr. Chervitz is also Executive Vice President and a director of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Mr. Chervitz has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Chervitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Chervitz is a citizen of the United States of America.

                  T. Wade Fallin
                  --------------

                  (a)      T. Wade Fallin.

                  (b) The business address of Mr. Fallin is 152 South 600 West, Logan, Utah 84321.

                  (c) Mr. Fallin is Secretary and Executive Vice President of the Corporation, whose address is 152 South 600 West, Logan, Utah 84321. Mr. Fallin is also Vice President of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Mr. Fallin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Fallin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Fallin is a citizen of the United States of America.




                               Page 4 of 10 Pages

                  E. Marlowe Goble
                  ----------------

                  (a)      E. Marlowe Goble.

                  (b) The business address of Dr. Goble is P.O. Box 6698, Jackson, Wyoming 83001.

                  (c) Dr. Goble is a surgeon with Webber Medical, Inc., whose address is P.O. Box 6698, Jackson, Wyoming 83001, and a director of the Corporation. Dr. Goble is also a consultant to the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Dr. Goble has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Dr. Goble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Goble is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  MedicineLodge, Inc.
                  -------------------

                  On February 4, 1997, the Corporation and the Issuer entered into an Asset Purchase Agreement (the "Agreement"), pursuant to which the Corporation agreed to sell to the Issuer, and the Issuer agreed to buy from the Corporation, all of the Corporation's properties and assets (except for certain assets expressly excluded from the Agreement) (the "Asset Purchase"). In exchange for such properties and assets, the Issuer agreed to issue and deliver 1,885,000 shares of Common Stock to the Corporation and to assume certain liabilities of the Corporation.

                  On June 27, 1997, the Asset Purchase was consummated, and the Issuer issued and delivered 1,696,500 shares of Common Stock to the Corporation. In addition, the Issuer issued 188,500 shares of Common Stock to the Corporation and deposited such shares into escrow. Pursuant to the terms of the Agreement and a related Escrow Agreement, dated June 27, 1997, between the Corporation, the Issuer and Brown Brothers Harriman & Co. as escrow agent, such escrowed shares shall be used to indemnify the Issuer in accordance with the terms of the Agreement. The Corporation retains the powers to distribute these shares to its shareholders and to vote these shares until they are released from escrow to the Corporation one year from the consummation of the Asset Purchase. Accordingly, the Corporation has beneficial ownership of 1,885,000 shares of Common Stock.

                  Richard B. Caspari
                  ------------------

                  Not applicable.



                               Page 5 of 10 Pages

                  Alan Chervitz
                  -------------

                  Not applicable.

                  T. Wade Fallin
                  --------------

                  Not applicable.

                  E. Marlowe Goble
                  ----------------

                  Not applicable.


Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of Common Stock reported in this Schedule 13D is summarized in Item 3 above.

                  The Corporation currently plans to dissolve within the next several months. As part of the winding up of its corporate affairs, the Corporation anticipates the distribution of the shares of Common Stock held by it to its twelve (12) shareholders pro rata, based on each shareholder's equity interest in the Corporation.

                  Other than described above, there are no plans or proposals which the Corporation or Messrs. Caspari, Chervitz, Fallin or Goble may have which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;




                               Page 6 of 10 Pages

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  MedicineLodge, Inc.
                  -------------------

                  (a)      The  aggregate  number and  percentage of shares of
Common  Stock   beneficially   owned  by  the   Corporation  are  1,885,000  and
approximately 20.6% of the issued and outstanding shares of Common Stock on June 27, 1997.

                  (b) The reporting person possesses the sole power to vote and dispose of all of the shares of Common Stock described in Item 5(a) above.

                  (c) On June 27, 1997, the Asset Purchase was consummated, and the Issuer issued and delivered 1,696,500 shares of Common Stock to the Corporation. In addition, the Issuer issued 188,500 shares of Common Stock to the Corporation and deposited such shares into escrow. Pursuant to the terms of the Agreement and a related Escrow Agreement, dated June 27, 1997, between the Corporation, the Issuer and Brown Brothers Harriman & Co. as escrow agent, such escrowed shares shall be used to indemnify the Issuer in accordance with the terms of the Agreement. The Corporation retains the powers to distribute these shares to its shareholders and to vote these shares until they are released from escrow to the Corporation one year from the consummation of the Asset Purchase. Accordingly, the Corporation has beneficial ownership of 1,885,000 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  Richard B. Caspari
                  ------------------

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Caspari are 50,000, as described in Item 5(c) below, and less than 1% of the issued and outstanding shares of Common Stock on June 27, 1997.




                               Page 7 of 10 Pages

                  (b) Dr. Caspari currently does not possess the power to vote or dispose of any shares of Common Stock described in Item 5(a) above. Dr. Caspari will possess the sole power to vote and dispose all shares of Common Stock described in Item 5(a) above upon the exercise of stock options.

                  (c) On June 27, 1997, Dr. Caspari and the Issuer entered into a Consulting Agreement that provides for Dr. Caspari's retention as a consultant to the Issuer. Pursuant to this Consulting Agreement, the Issuer granted Dr. Caspari an option to acquire 40,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan.

                           In  addition,  on June 27,  1997,  the Issuer granted
Dr. Caspari an option to acquire 10,000 shares of Common Stock under the Issuer's 1996 Non-Employee Director Stock Option Plan.

                  (d)      Not applicable.

                  (e)      Not applicable.


                  Alan Chervitz
                  -------------

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Chervitz are 35,000, as described in Item 5(c) below, and less than 1% of the issued and outstanding shares of Common Stock on June 27, 1997.

                  (b) Mr. Chervitz currently does not possess the power to vote or dispose of any shares of Common Stock described in Item 5(a) above. Mr. Chervitz will possess the sole power to vote and dispose all shares of Common Stock described in Item 5(a) above upon the exercise of stock options.

                  (c) On June 27, 1997, Mr. Chervitz and the Issuer entered into an Employment Agreement that provided for Mr. Chervitz's employment as Executive Vice President of the Issuer. Pursuant to this Employment Agreement, the Issuer granted Mr. Chervitz stock options to purchase 35,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  T. Wade Fallin
                  --------------

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Fallin are 25,000, as described in Item 5(c) below, and less than 1% of the issued and outstanding shares of Common Stock on June 27, 1997.




                               Page 8 of 10 Pages

                  (b) Mr. Fallin currently does not possess the power to vote or dispose of any shares of Common Stock described in Item 5(a) above. Mr. Fallin will possess the sole power to vote and dispose all shares of Common Stock described in Item 5(a) above upon the exercise of stock options.

                  (c) On June 27, 1997, Mr. Fallin and the Issuer entered into an Employment Agreement that provided for Mr. Fallin's employment as Vice President of the Issuer. Pursuant to this Employment Agreement, the Issuer granted Mr. Fallin stock options to purchase 25,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  E. Marlowe Goble
                  ----------------

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Goble are 40,000, as described in Item 5(c) below, and less than 1% of the issued and outstanding shares of Common Stock on June 27, 1997.

                  (b) Dr. Goble currently does not possess the power to vote or dispose of any shares of Common Stock described in Item 5(a) above. Dr. Goble will possess the sole power to vote and dispose all shares of Common Stock described in Item 5(a) above upon the exercise of stock options.

                  (c) On June 27, 1997, Dr. Goble and the Issuer entered into a Consulting Agreement that provided for Dr. Goble's retention as a consultant to the Issuer. Pursuant to this Consulting Agreement, the Issuer granted Dr. Goble an option to acquire 40,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Corporation currently plans to dissolve within the next several months. As part of the winding up of its corporate affairs, the Corporation anticipates the distribution of the shares of Common Stock held by it to its twelve (12) shareholders pro rata, based on each shareholder's equity interest in the Corporation.




                               Page 9 of 10 Pages

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.





                               Page 10 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                           MEDICINELODGE, INC.




Date:  July 3, 1997                        /s/ Alan Chervitz
                                           -------------------------------------
                                           Alan Chervitz
                                           President and Chief Executive Officer





Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).